January 31, 2017

BY EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: Mr. Terry French, Accounting Branch Chief

RE:	Shenandoah Telecommunications Company
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 26, 2016
Form 10-Q for Fiscal Quarter Ended September 30, 2016
Filed November 7, 2016
File No. 000-09881

Dear Mr. French:

This letter is submitted on behalf of Shenandoah Telecommunications Company (the “Company”) in response to the comment letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 29, 2016, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 and the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2016.

Set forth below is the response of the Company to the comment of the Staff.  For ease of reference, the Staff comment has been reproduced in its entirety in bold italics.

Form 10-Q for Fiscal Quarter Ended September 30, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Non-GAAP Financial Measure, page 42

We note you adjust your GAAP accrual of the Sprint management fee to arrive at Adjusted OIBDA and Continuing OIBDA.  Please note that Question 100.04 of the updated Compliance and Disclosure Interpretations on non-GAAP financial measures issued May 17, 2016 specifically states that non-GAAP measures that substitute individually tailored recognition and measurement methods for any financial statement line item for those of GAAP could violate Rule 100(b) of Regulation G.  Please tell us how your presentation of Adjusted OIBDA and Continuing OIBDA here and in your quarterly earnings release is consistent with this guidance.

500 SHENTEL WAY • P.O. BOX 459 • EDINBURG, VIRGINIA 22824-0459

Company Response:

The Company has three reportable segments organized by line of business: (i) Wireless, (ii) Cable, and (iii) Wireline.  The Wireless segment includes a subsidiary that derives its operating revenues from an affiliate agreement with Sprint Corporation (“Sprint”).  Pursuant to this affiliate agreement (the “Sprint Affiliate Contract”), the Company’s end user wireless customers have a contractual relationship with Sprint.  Sprint bills the wireless customers, provides telephonic customer care, long distance services, equipment financing, a national network platform, national advertising and access to its vendors.  The Company provides the local network, sales and service and local advertising to these wireless customers.  The Sprint Affiliate Contract provides that Sprint retains a percentage of the net billings to the wireless customers the Company serves in its footprint and transfers the remaining percentage of the net billings to the Company.  The Company accounts for the fees retained by Sprint pursuant to the Sprint Affiliate Contract as a contra-revenue.

On May 6, 2016, the Company completed its acquisition of NTELOS Holdings Corp. (“nTelos”).  Concurrently with completion of the nTelos acquisition, the Company entered into various agreements with an affiliate of Sprint, pursuant to which Sprint agreed to (i) expand the Company’s affiliate relationship to include most of nTelos’ former territory, (ii) place nTelos’ existing customers within that territory under the Sprint Affiliate Contract, (iii) increase the potential buyout at the end of the Sprint Affiliate Contract term and (iv) extend the Sprint Affiliate Contract for an additional five years.  In exchange, the Company agreed to (i) migrate the nTelos customers to Sprint and Sprint’s billing platforms, (ii) transfer the spectrum licenses acquired from nTelos to Sprint and (iii) upgrade the acquired nTelos network from 3G to 4G and enhance the coverage and capacity of the acquired nTelos network in other ways.  Given the considerable cost to the Company required for these undertakings, Sprint agreed to reduce the percentage of the net billings to which it would otherwise be entitled by up to $4.2 million per month until the cumulative amount of the reduction totals approximately $251.8 million.

Because the benefit of the amended Sprint Affiliate Contract can be enjoyed over the remaining life of the extended term of the Sprint Affiliate Contract, or through 2029, the Company has, in accordance with U.S. generally accepted accounting principles (“GAAP”), accounted for the reduction in fees retained by Sprint on a straight-line basis through 2029.  Nevertheless, the Company anticipates that it will exhaust the full amount of the fee reduction by reaching the approximately $251.8 million limit within five or six years.

Given the complex nature of the three way transaction with Sprint and nTelos, the Company believes that providing this supplemental information is important for investors to better understand our financial statements.  Additionally, several of the Company’s investors have contacted the Company to request supplemental financial information and measures concerning the amended Sprint Affiliate Contract.  Specifically, these investors have told the Company’s management that they see Sprint’s support of this transaction as additional funding for the initial acquisition of nTelos or a very significant element of the return on this $665.4 million (net of cash acquired) acquisition price and the Company’s related plans to spend over $200 million upgrading the acquired nTelos network and over $130 million of expected acquisition, integration and migration costs.

To provide more clarity to this complex transaction and to respond to these investor requests, following the completion of the nTelos acquisition, the Company began providing a revised Adjusted OIBDA financial measure and a new Continuing OIBDA financial measure.  Both Adjusted OIBDA and Continuing OIBDA are non-GAAP financial measures, and are provided as supplements to, but not substitutions for, GAAP measures.

In the Company’s Form 10-Q for the quarterly period ended September 30, 2016 (the “Form 10-Q”), Adjusted OIBDA is defined as operating income (loss) before depreciation and amortization, adjusted to exclude the effects of certain non-recurring transactions; impairment of assets; gains and losses on asset sales; straight-line adjustments for the waived management fee; amortization of the affiliate agreement expansion asset; and share-based compensation expense.  Although the Company has disclosed Adjusted OIBDA for a number of years, the straight-line adjustment for the waived management fee was added beginning with the Company’s Form 10-Q for the quarterly period ended June 30, 2016 (i.e., the first reporting period following the amendment to the Sprint Affiliate Contract).  Continuing OIBDA is defined as Adjusted OIBDA, less the benefit received from the waived management fee by Sprint over the anticipated five to six–year period.  Like the revised version of Adjusted OIBDA, Continuing OIBDA was added beginning with the Company’s Form 10-Q for the quarterly period ended June 30, 2016.

In order to arrive at Adjusted OIBDA, the Company adds back the straight-line adjustment for the waived management fee to reflect the full cash benefit in the period received.  The Company believes this view is helpful in order to assess the Company’s current cash benefit from the Sprint fee reduction.  Then, in order to arrive at Continuing OIBDA, the Company subtracts the full cash benefit that the Company received as a result of the Sprint fee waiver to reflect a result that otherwise would have been obtained assuming the absence of Sprint fee reduction for the current period.  The Continuing OIBDA measurement highlights the fact that the reduction is temporary and ends when the benefit totals approximately $251.8 million.  Additionally, the Company believes the Continuing OIBDA measurement, without the cash benefit of the Sprint fee reduction, affords investors a transparent year-over-year comparison.  Given the significance of this fee reduction relative to the Company’s results, the Company sees these disclosures as giving additional clarity to the benefit of the Sprint fee reduction, through the Adjusted OIBDA disclosure, and its limited duration, through the Continuing OIBDA.

The Company took a number of steps to ensure readers of the Company’s financial statements are not misled by the use of these non-GAAP financial measures.  First, the Form 10-Q, on a GAAP basis, provides the following tables outlining the various components of the service revenue line of the income statement, including the fee reduction and the straight line adjustment.

From page 34 of Form 10-Q:

Service Revenues

Wireless service revenue increased $63.2 million, or 132.3%, for the three months ended September 30, 2016, compared to the comparable 2015 period. See table below.

(in thousands)	Three Months Ended September 30,		Change
Service Revenues	2016	2015	$	%
Postpaid net billings (1)	$97,470	$45,864	$51,606	112.5
Sprint fees
Management fee	(7,919)	(3,687)	(4,232)	114.8
Net Service fee	(6,745)	(6,453)	(292)	4.5
Waiver of management fee	7,996	—	7,996	NM
	(6,668)	(10,140)	3,472	(34.2)
Prepaid net billings
Gross billings	25,156	12,760	12,396	97.1
Sprint management fee	(1,521)	(766)	(755)	NM
Waiver of management fee	1,521	—	1,521	NM
	25,156	11,994	13,162	109.7
Travel and other revenues	5,276	75	5,201	NM
Accounting adjustments
Amortization of expanded affiliate agreement	(5,593)	—	(5,593)	NM
Straight-line adjustment - management fee waiver	(4,640)	—	(4,640)	NM
	(10,233)	—	(10,233)	NM
Total Service Revenues	$111,001	$47,793	$63,208	132.3

(1) Postpaid net billings are defined under the terms of the affiliate contract with Sprint to be the gross billings to customers within our service territory less billing credits and adjustments and allocated write-offs of uncollectible accounts.

From page 36 of Form 10-Q:

Service Revenues

Wireless service revenue increased $105.1 million, or 72.5%, for the nine months ended September 30, 2016, compared to the comparable 2015 period. See table below.

(in thousands)	Nine Months Ended September 30,		Change
Service Revenues	2016	2015	$	%
Postpaid net billings	$218,327	$139,342	$78,985	56.7
Sprint fees
Management fee	(17,914)	(11,124)	(6,790)	61.0
Net Service fee	(15,986)	(19,468)	3,482	(17.9)
Waiver of management fee	13,126	—	13,126	NM
	(20,774)	(30,592)	9,818	(32.1)
Prepaid net billings
Gross billings	58,744	38,255	20,489	53.6
Sprint management fee	(3,524)	(2,305)	(1,219)	NM
Waiver of management fee	2,486	—	2,486	NM
	57,706	35,950	21,756	60.5
Travel and other revenues	11,364	217	11,147	NM
Accounting adjustments
Amortization of expanded affiliate agreement	(8,883)	—	(8,883)	NM
Straight-line adjustment - management fee waiver	(7,687)	—	(7,687)	NM
	(16,570)	—	(16,570)	NM
Total Service Revenues	$250,053	$144,917	$105,136	72.5

These tables precede the non-GAAP financial measures and help provide readers full transparency into the Company’s GAAP accounting and financial reporting.  Additionally, immediately prior to providing the Adjusted OIBDA and Continuing OIBDA results, the “Non-GAAP Financial Measure” portion of the Form 10-Q provides clear disclosure regarding the supplemental nature of the non-GAAP measurements and their limitations as analytical tools.  In particular, the Company cautions investors in the Form 10-Q and quarterly earnings release that:

Adjusted OIBDA and continuing OIBDA have limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of our results as reported under GAAP.  These limitations include the following:

•	they do not reflect capital expenditures;

•	many of the assets being depreciated and amortized will have to be replaced in the future and adjusted OIBDA and continuing OIBDA do not reflect cash requirements for such replacements;

•	they do not reflect costs associated with share-based awards exchanged for employee services;

•	they do not reflect interest expense necessary to service interest or principal payments on indebtedness;

•	they do not reflect gains, losses or dividends on investments;

•	they do not reflect expenses incurred for the payment of income taxes; and

•	other companies, including companies in our industry, may calculate adjusted OIBDA and continuing OIBDA differently than we do, limiting its usefulness as a comparative measure.

In light of these limitations, management considers adjusted OIBDA and continuing OIBDA as a financial performance measure that supplements but does not replace the information reflected in our GAAP results.

The language of Question 100.04 of the updated Compliance and Disclosure Interpretations on non-GAAP financial measures issued May 17, 2016 (“Question 100.04”) suggests that there can be instances where adjustments to revenue disclosures (similar to the Company’s “straight-line adjustments for the waived management fee”) may be appropriate if they provide information that is useful to investors and are presented in a manner that is not misleading.  As explained above, the Company’s objective in including the revised Adjusted OIBDA and Continuing OIBDA measures is to provide investors with greater visibility into its operating performance and transparent period-to-period comparability.  The Company believes it best achieves that objective by presenting these non-GAAP financial measures together with a clear disclosure of both the limited, supplemental purpose of such measures and reasons why management believes they provide useful information to investors.  Additionally, the Company views this information as supplemental in nature and not as a substitute for GAAP.

Based on the foregoing, the Company believes that the adjustments for the waived management fee related to Adjusted OIBDA and Continuing OIBDA are consistent with Question 100.04 and in compliance with Rule 100(b) of Regulation G.  In light of the comparability and transparency issues discussed above, we would respectfully request that the Staff consider whether future disclosure of the non-GAAP financial measures on that basis would be consistent with Question 100.04 and Rule 100(b) of Regulation G.

Please contact me at 540-984-5161 if you have any questions regarding the Company’s response.

Respectfully submitted,

Shenandoah Telecommunications Company

/s/ Adele M. Skolits

By:	Adele M. Skolits
Title:	Vice President - Finance and Chief Financial Officer

cc:	Carlos Pacho, Senior Assistant Chief Accountant
Jamie Kessel, Staff Accountant
Christopher French, Chief Executive Officer, Shenandoah Telecommunications Company